# INDEPENDENT AUDITOR'S REPORT

*Dolomite Energy Corporation | Period from Inception (April 7, 2026) through May 31, 2026*

To the Board of Directors and Shareholders of
**Dolomite Energy Corporation**

## Opinion

We have audited the financial statements of Dolomite Energy Corporation (the "Company"), which comprise the balance sheet as of May 31, 2026, and the related statements of operations, changes in stockholders' equity, and cash flows and the related notes to the financial statements for the period from inception (April 7, 2026) through May 31, 2026.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2026, and its activities for the period from inception (April 7, 2026) through May 31, 2026, in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Hughes Crowdfunding CPA, P.C.

Mount Pleasant, South Carolina

June 30, 2026

## Dolomite Energy Corporation
### Balance Sheet
*As of May 31, 2026*

| | |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Cash and cash equivalents | $112,250 |
| **Total Current Assets** | **$112,250** |
| | |
| Non-Current Assets | |
| Working interest opportunity (at historical cost) | $3 |
| Overriding royalty interest (at historical cost) | $2 |
| **Total Non-Current Assets** | **$5** |
| **TOTAL ASSETS** | **$112,255** |
| | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| Current Liabilities | |
| Accounts payable — shareholder | $2,500 |
| **Total Current Liabilities** | **$2,500** |
| | |
| Stockholders' Equity | |
| Class A Common Stock, additional paid-in capital | $150,003 |
| Class B Common Stock, additional paid-in capital | $2 |
| Retained earnings (deficit) | ($40,250) |
| **Total Stockholders' Equity** | **$109,755** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$112,255** |

## Dolomite Energy Corporation

### Income Statement

*For the Period from Inception (April 7, 2026) through May 31, 2026*

| | |
|---|---|
| Revenue | $— |
| Cost of Revenue | $— |
| **Gross Profit** | **$—** |
| | |
| Operating Expenses | |
| Marketing and launch expenses | $40,200 |
| Bank fees and wire fees | $50 |
| **Total Operating Expenses** | **$40,250** |
| **Operating Income (Loss)** | **($40,250)** |
| | |
| Other Income (Expense) | $— |
| **Net Income (Loss)** | **($40,250)** |

## Dolomite Energy Corporation

## Statement of Changes in Stockholders' Equity

*For the Period from Inception (April 7, 2026) through May 31, 2026*

| | Cl A Shares | Cl A ($) | Cl B Shares | Cl B ($) | Ret. Earnings | Total ($) |
|---|---|---|---|---|---|---|
| **Balance at inception** | — | — | — | — | — | — |
| Cash contributions — founders | 23,675,467 | 150,000 | — | — | — | 150,000 |
| WI contribution at cost | — | 3 | — | — | — | 3 |
| ORRI contribution at cost | — | — | 991,200 | 2 | — | 2 |
| Net loss for the period | — | — | — | — | (40,250) | (40,250) |
| **Balance at May 31, 2026** | **23,675,467** | **150,003** | **991,200** | **2** | **(40,250)** | **109,755** |

## Dolomite Energy Corporation
### Statement of Cash Flows
*For the Period from Inception (April 7, 2026) through May 31, 2026*

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | ($40,250) |
| Changes in accounts payable — shareholder | $2,500 |
| **Net cash used in operating activities** | **($37,750)** |
| | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | **$—** |
| | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Proceeds from Class A Common Stock issuances | $150,000 |
| **Net cash provided by financing activities** | **$150,000** |
| | |
| **NET INCREASE IN CASH** | **$112,250** |
| Cash at beginning of period | $— |
| **CASH AT END OF PERIOD** | **$112,250** |

# Dolomite Energy Corporation

## Notes to Financial Statements

*For the Period from Inception (April 7, 2026) through May 31, 2026*

## NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Dolomite Energy Corporation (the "Company") is a corporation organized under the laws of the State of Texas on April 7, 2026. The Company's principal office is located at 8350 Meadow Road, Suite 282, Dallas, Texas 75231.

The Company was formed for the purpose of acquiring, developing, and operating oil and gas properties, including working interests and overriding royalty interests in oil and gas leases. As of May 31, 2026, the Company had not commenced revenue-generating operations and was in the organizational stage of establishing its business activities. The Company intends to commence a Regulation CF offering to raise initial capital in support of its business plan.

## NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements cover the period from inception (April 7, 2026) through May 31, 2026.

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. As of May 31, 2026, cash consisted of deposits held in one operating bank account at JPMorgan Chase Bank, N.A. (Account No. ...6965).

### Oil and Gas Properties — Contributed Interests

The Company's oil and gas properties consist of a working interest opportunity and a one percent (1%) overriding royalty interest, each contributed by related parties in exchange for shares of the Company's common stock. In accordance with ASC 805-50, which governs transactions between entities under common control, the contributed interests have been recorded at the contributors' historical cost basis, which is nominal. The engineering valuations referenced in the contribution agreements were utilized solely to determine the relative economic value of the contributions for purposes of establishing share consideration and do not represent the carrying values of these assets for financial reporting purposes.

### Revenue Recognition

The Company has not generated revenue during the period covered by these financial statements.

### Income Taxes

The Company is subject to federal and Texas state corporate income taxes. As of May 31, 2026, the Company has incurred net operating losses since inception. Any deferred tax assets arising from these losses have been fully offset by a valuation allowance due to uncertainty regarding their realization. Accordingly, no net deferred tax asset is reflected in the balance sheet.

### Recently Adopted Accounting Standards

The Company has evaluated recently issued accounting pronouncements and has determined that none have a material effect on the financial statements for the current period.

## NOTE 3 — STOCKHOLDERS' EQUITY AND CAPITAL STRUCTURE

The Company is authorized to issue two classes of common stock: Class A Common Stock and Class B Common Stock. As of May 31, 2026, the following shares are issued and outstanding:

### Class A Common Stock — 23,675,467 shares

Issued to Richard G. Boyce (7,891,823 shares), John K. Boyce (7,891,822 shares), and Joseph F. Langston, Jr. (7,891,822 shares) in exchange for cash contributions totaling $150,000 and the contribution of a working interest opportunity in certain oil and gas leases (recorded at historical cost of $3). For financial reporting purposes, the working interest is recorded at the contributors' historical cost basis in accordance with ASC 805-50. Class A shares are held by the three founders, each of whom is also an officer and/or director of the Company.

### Class B Common Stock — 991,200 shares

Issued to Diamond B Oil & Gas, LLC in exchange for the contribution of a one percent (1%) overriding royalty interest in certain oil and gas leases (recorded at historical cost of $2). For financial reporting purposes, the ORRI is recorded at the contributor's historical cost basis in accordance with ASC 805-50. Diamond B Oil & Gas, LLC is owned 50/50 by Richard G. Boyce and John K. Boyce, who are also founders and shareholders of the Company.

No preferred interests, profits interests, options, warrants, SAFEs, convertible notes, or other equity-linked securities are authorized or outstanding as of May 31, 2026.

## NOTE 4 — RELATED PARTY TRANSACTIONS

### Founder Contributions — Working Interest

Richard G. Boyce, John K. Boyce, and Joseph F. Langston, Jr., as founders and shareholders of the Company, contributed a working interest opportunity in certain oil and gas leases to the Company in exchange for Class A Common Stock pursuant to a Working Interest Opportunity

Contribution Agreement effective May 1, 2026. The formal agreement was executed by all parties on June 26, 2026. The working interest opportunity is recorded at the contributors' historical cost basis of $3 in the aggregate (representing $1 per contributor) in accordance with ASC 805-50, given the common-control relationship between the contributors and the Company.

**Diamond B Oil & Gas, LLC — ORRI Contribution**

Diamond B Oil & Gas, LLC, a Texas limited liability company owned 50/50 by Richard G. Boyce and John K. Boyce, contributed a one percent (1%) overriding royalty interest in certain oil and gas leases to the Company in exchange for Class B Common Stock pursuant to an Overriding Royalty Interest Contribution and Assignment Agreement effective May 1, 2026. The formal agreement was executed on June 25–26, 2026. Diamond B Oil & Gas, LLC originally acquired the ORRI from the operator of the properties in lieu of consulting fees, resulting in a nominal historical cost basis. The ORRI is recorded at the contributor's historical cost basis of $2 in accordance with ASC 805-50. Diamond B Oil & Gas, LLC has been receiving ORRI revenue payments from the operator since April 2025; none of these amounts have been recorded on the Company's books, as the formal assignment to the Company was not completed as of May 31, 2026.

**Accounts Payable — Shareholder**

As of May 31, 2026, the Company has recorded a liability of $2,500 due to Richard G. Boyce, a founder and officer of the Company. This amount represents a deposit made by Mr. Boyce to establish the Company's operating bank account and fund initial working capital. The amount is non-interest-bearing and has no formal repayment terms.

**Marketing Agreement — Statistically Simple LLC**

On April 8, 2026, the Company entered into a Corporate Marketing Agreement with Statistically Simple LLC for corporate marketing and consulting services in connection with the Company's planned Regulation CF offering. Payments totaling $40,200 were made to Statistically Simple LLC during the period, comprising a $40,000 initial launch fee paid at signing and a $100 test wire, plus $50 in wire transfer fees charged by the Company's bank. These amounts have been expensed as incurred in accordance with ASC 720-35. Statistically Simple LLC is an independent third-party vendor with no known affiliation to the Company's founders, officers, or directors.

## NOTE 5 — GOING CONCERN

As of May 31, 2026, the Company has incurred a net loss of $40,250 since inception, has generated no revenue, and is in the pre-revenue stage of its oil and gas operating business. As a corporation pursuing working interest and royalty interest development, the Company's planned activities require significant capital. Management has evaluated these conditions and has put in place the following plans to address them:

- The Company intends to commence a Regulation CF offering to raise initial capital from the general public through an SEC-registered crowdfunding platform in support of its oil and gas business plan;

- The Company intends to pursue a Regulation A+ offering with the U.S. Securities and Exchange Commission to raise additional capital to fund its working interest development program; and
- The founding shareholders have indicated their intention to provide additional capital contributions as needed to fund near-term operating expenses pending the completion of the planned capital raises.

Based on management's plans described above, management believes the Company has the ability to continue as a going concern for at least twelve months from the date these financial statements are issued. The financial statements have accordingly been prepared on a going concern basis.

## NOTE 6 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 30, 2026, the date the financial statements were available to be issued.

### Execution of Contribution Agreements

The Working Interest Opportunity Contribution Agreement and the Overriding Royalty Interest Contribution and Assignment Agreement, each effective as of May 1, 2026, were formally executed by all parties via DocuSign on June 25–26, 2026. The underlying transactions and related Board Resolutions of Dolomite Energy Corporation are effective as of May 1, 2026, and are reflected in the financial statements accordingly.

### Planned Regulation CF Offering

Subsequent to May 31, 2026, the Company intends to commence a Regulation CF offering to raise capital in support of its oil and gas business plan. Regulation CF allows companies to raise capital from the general public through SEC-registered crowdfunding platforms.

Management is not aware of any other subsequent events that would require recognition or disclosure in these financial statements.